EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges

Consolidated

(Thousands of Dollars)

	Years Ended December 31
	2009	2008	2007	2006	2005
Fixed charges, as defined:
Interest charges	$61,361	$74,914	$80,095	$88,426	$84,952
Amortization of debt expense and premium - net	5,673	4,673	6,345	7,741	7,762
Interest portion of rentals	1,874	1,601	1,612	1,802	2,394

Total fixed charges	$68,908	$81,188	$88,052	$97,969	$95,108

Earnings, as defined:
Pre-tax income from continuing operations	$134,971	$120,382	$63,061	$114,927	$70,752
Add (deduct):
Capitalized interest	(545)	(4,612)	(3,864)	(2,934)	(1,689)
Total fixed charges above	68,908	81,188	88,052	97,969	95,108

Total earnings	$203,334	$196,958	$147,249	$209,962	$164,171

Ratio of earnings to fixed charges	2.95	2.43	1.67	2.14	1.73